TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Approves Dividend

Saskatoon, Saskatchewan, Canada, December 1, 2016 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that its board of directors has approved a quarterly cash dividend of $0.10 per common share, payable on January 13, 2017 to shareholders of record on December 30, 2016.

2016 fourth quarter and annual results release date

We plan to announce our 2016 fourth quarter and annual consolidated financial and operating results after markets close on February 9, 2017. At that time, we will provide the dates for the announcement of our 2017 first, second, and third quarter results. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Carey Hyndman	(306) 956-6190